ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2017

Assets

Cash and cash equivalents	$	161,951,200
Advisory fees receivable, net		37,954,800
Receivables from related parties		27,118,900
Securities owned, at fair value		2,608,900
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $616,800)		1,044,400
Deferred taxes		25,985,500
Prepaid expenses and other assets		2,011,000
Total assets	$	258,674,700

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	147,930,800
Payables to related parties		4,935,500
Taxes payable		242,700
		153,109,000
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		78,139,400
Retained earnings		27,417,700
Total stockholder's equity		105,565,700
Total liabilities and stockholder's equity	$	258,674,700

See accompanying notes to statement of financial condition